Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AkzoNobel N.V.
SEC File No.: 000-17444
Date: March 24, 2017

The following are translations of three interviews with Michael H. McGarry, Chairman and Chief Executive Officer of PPG Industries, Inc., published in the Netherlands on March 24, 2017.
De Telegraaf at page 27

“Time for Akzo to come to the table”
“Don’t be hypocritical about a takeover”
Hunter for AkzoNobel in the Netherlands to put force behind bid
The ease with which AkzoNobel rejects PPG’s raised bid, is “baffling”, the CEO of the U.S. company
Michael McGarry believes. “There is a gap between the performance of AkzoNobel and the rest of the market.”
Already with his handshake, Michael McGarry seems to be sending the message that despite his height, he is not someone who gives up easily. The CEO of the U.S. paints and chemicals company PPG has traveled to the Netherlands with a small delegation to personally put force behind the offer for AkzoNobel that was raised last Wednesday.
So far, he has met a very strict rejection by his takeover prey, which finds itself supported by Dutch politics. A growing number of shareholders, however, want AkzoNobel to try to come to an agreement with PPG. “We are here to put our story in the spotlight.”
To start at the beginning: AkzoNobel CEO Ton Büchner is said to have experienced the meeting during which you presented the takeover plan as a raid. How did that go according to you?
“We met on March 2 after we had proposed several dates for a meeting. During the talk, we spoke about several business possibilities and at a certain moment, we presented our takeover proposal. Ton reacted to that in a very professional way at the time. The talk lasted around one hour.”
What brought you to launch an offer for AkzoNobel?
“We have been speaking about AkzoNobel for years and when we held our annual session during which we discuss possible large takeover candidates last year, we saw there was an attractive case regarding Akzo. We put a very small team to work on it, and in February our Board issued its full support to put this through. Then we waited until AkzoNobel disclosed its Q4 results on February 15 and proved to be unable to raise its targets, while results were already at the high range of its estimates. Then we approached Mr. Büchner for a meeting.”
Which possibilities did you see in October 2016 that you failed to see one year earlier?
“We established that prices of other takeover targets had risen significantly in the meantime, while AkzoNobel’s share price had remained stable. I think there are many possibilities for creating value for shareholders and other stakeholders: a large company provides more opportunities for employees, better growth possibilities through additional product development by way of R&D and better servicing of customers, as we can offer a broader product portfolio.”
And the cheap euro and low U.S. interest rates that could well rise next year, provide additional support?
“Those factors benefit us, but are not decisive. The opportunities that we see for PPG shareholders and Akzo’s stakeholders are decisive factors.”

The paints market is very fragmented, with lots of small takeover candidates. Why pursue this large party?
The market is fragmented indeed. The ten largest players hold 50 percent of the market and therefore, we acquired 50 companies over the last decade. Most companies, however, are not listed and if the owners are unwilling to sell, it won’t happen. But we know each other and paint producers know they can call us if they are willing to sell. AkzoNobel now tops our list as the company provides the largest opportunity to create additional value. As you know, there is a large gap between AkzoNobel’s underperformance and the rest of the paints market.”
Where does that come from according to you?
You should ask AkzoNobel. But if you look at us, or at Axalta and Sherwin and other large players, you have to establish that there is a gap regarding certain performance characteristics.”
Although AkzoNobel, except for the price, also displayed concerns about effects on employment, customers and the society’s interest, you only raised the offer. Why didn’t you meet other concerns?
“We have addressed these concerns before. But if you want to know which agreements can be made regarding research and investments in society exactly, it helps if you come to the table and discuss these. You don’t do that in a void. It is time for Akzo to come to the table. Shareholders are urging and are clearly disappointed in Akzo’s reaction. The fact that such a thoughtful proposal is rejected within one day is baffling. Baffling!”
In Dutch politics, there is a lot of resistance against a takeover of AkzoNobel.
“I think this results from unfamiliarity with PPG’s story. But it is also important that people understand that there was also resistance when AkzoNobel bought ICI, the UK’s largest chemicals firm. Then, Akzo pushed through with a higher bid. If you propose a global economy, you cannot be hypocritical by saying that it is fine if Dutch companies acquire foreign firms, while it is not okay if someone wants to acquire a Dutch company.”
How do you want to prevent Akzo from labeling your offer as hostile?
I think it is important that executives and the Supervisory Board listen to all parties involved and then come to the right conclusion. And I think that if they weigh all benefits this transaction brings, they will see that this is good for everyone involved. We have continued to say that we want to cooperate in good consultation in this process, although at the moment, not one option is off the table yet.”
So a hostile offer is also possible?
“I repeat that at this moment, not one option is off the table.”
Het Financieele Dagblad at page 2
McGarry (PPG): We want to buy AkzoNobel, we are determined
Michael McGarry, the CEO of PPG, on Thursday arrived with a delegation to the Netherlands to explain the raised offer for AkzoNobel to shareholders, politicians and the press. He is determined. He just wants to buy AkzoNobel.
What is your reaction to the rejection of PPG’s bid by AkzoNobel?
“I was stunned. That in one day AkzoNobel is able to decline an offer that has been so carefully crafted and is so compelling. We offer EUR 90 per share, including dividend. Our offer is good for all stakeholders. It brings with it growth for the employees, it's good for the communities. We would continue [AkzoNobel’s] research and development. Akzo's chemicals business will be merged with our ‘performance materials’. The head office of this branch will be in Amsterdam. The decorative paints for the whole world will also have their headquarters in Amsterdam.”
After the raised offer, you had a telephone call with Antony Burgmans, the Chairman of AkzoNobel’s Supervisory Board. How did it go?

“That was relatively short, a few minutes. He listened, wanted to know what the offer was. I said I looked forward to meeting him and explaining our bid to him personally. But they do not want to meet with us. It was short, but professional.”
Officially, you have to formally respond to Akzo’s rejection within 12 weeks, so before mid-June?
“That's right.”
If you continue, how?
“We want to buy AkzoNobel. AkzoNobel’s shareholders speak for themselves. They want us to work together, carefully and in a cooperative manner.”
You speak about shareholders, do you see a majority?
“It seems like there is a majority. We are in contact with a significant number of shareholders. A PPG team here plans to speak with them both today and tomorrow. Our CFO will fly late tonight to the City in London to meet shareholders there. We have also sent a series of invitations to politicians, among other ministries, to the Minister of Economic Affairs.”
Our Minister of Economic Affairs is not enthusiastic about your increased bid?
“I think they don’t understand yet what benefits PPG brings. I want to meet them. We have 1,000 employees in the Netherlands, five offices, we are heavily involved in the region, we have an R&D center for protective and marine coatings and for decorative paints. It would be good if they were to do some due diligence before making further statements. We understand politicians’ concerns. These are legitimate concerns. However, it was only nine years ago that AkzoNobel bought ICI, ‘Imperial Chemical’, the UK's largest chemical company. If you want to be a global company, you have to be active all over the world. So you cannot present yourself as a purely domestic business.”
What are you going to do now?
“We remain open to meeting AkzoNobel. The objections they make are without merit. Our cultures are similar. We both value employees, customers, R&D.”
Are you engaged in some sort of charm offensive?
“It’s not so much a charm offensive as it is a facts offensive. We want everyone to have all the facts and for people to understand what PPG stands for.”
What if AkzoNobel continues to say no?
“I think there is a path forward. But I will not go into our strategy. I think there is also a role to play for shareholders here. They are letting themselves be heard very well.”
They could, if they represent 10% of the shareholders vote - and they do - convene a shareholders' meeting.
“I cannot comment on this. There are already two shareholders who together have over 10% of Akzo shares.”
What do you think of the defensive constructions?
“There are priority shares of the foundation at Akzo, but this will not cause any blockage. That is our estimate. In any case, there is a path forward, and we believe everyone will understand the deal.”
A hostile takeover?
“We keep all options open.”
You are determined?

“Yes. Determined that this is the right approach.”
How will the acquisition impact employment?
“At a minimum, we continue to need factories. The overlap in the Netherlands is in the brands for decorative paints. Both of us are big in the Netherlands. It is unlikely that Akzo’s Flexa and our Histor will remain under one roof. The same applies to Akzo’s Sikkens and our Sigma. But someone will be overjoyed to be the owner of Flexa or Histor. So those plants will remain.”
You do not say: We will hold on to our PPG brand Histor?
“No, that's why we need to engage in talks.”
You say you put your employees first, but we hear that your relationship with the unions is not very good?
“On the contrary. The relationship with the unions and the works councils is very good. We are working with them on a collective labor agreement, and last year we agreed to a new pension scheme. We have a very open communication with our works councils.”
How do you feel about market rumors that AkzoNobel would be interested in buying U.S.-based Axalta?
“They have shown no interest, either of them. I know this from insiders. A takeover is unlikely.”
nrc.next at page E3
“We won’t let go of AkzoNobel anymore”
PPG chief Michael McGarry is determined to take over AkzoNobel. Non-defensive or hostile takeover. He does not exclude anything.
Threats and seduction. With such contradictory intentions Michael McGarry, CEO of the American paint company PPG, visited the Netherlands on Thursday. And in order to blow off some steam, appears when the 58 year old American talks about the fiercely negative reactions of AkzoNobel and Dutch politicians on the attempt by PPG to take over the Dutch peer. On Wednesday, Akzo declined an improved bid resolutely to the satisfaction of Dutch politicians. As if PPG is a kind of Kraft Heinz, the ‘reorganization machine’ that tried to takeover food company Unilever. “Total nonsense”, says McGarry about the comparison. These are words he will use more often, for example when it concerns the alleged cultural differences between AkzoNobel and PPG.
PPG put a lot of effort in what should be a charm offensive. Newspapers, TV, radio - everybody can come by to speak to McGarry on Thursday. Also, Akzo CEO Ton Büchner, but he does not want to. On Friday, McGarry has an interview at the Ministry of Economic Affairs.
The CEO, who is wearing an orange tie for the occasion, has a twofold message for Akzo and Dutch politicians: PPG is a friendly company and the perfect partner for AkzoNobel. However, if Büchner sticks to his refusal to negotiate with PPG about a takeover, McGarry will not avoid aggressive tactics. He does not even exclude a hostile takeover.
Why do you not accept no for an answer like Kraft Heinz did with Unilever?
“Kraft Heinz wanted to buy a company that is completely different from theirs, with a totally different culture and reputation. PPG is not like Kraft and is similar to Akzo. We have a good reputation, also with regard to sustainability. Furthermore, this transaction is good for all of our stakeholders: shareholders, employees and customers. So running away is no option for us.”
But it is clear right that the company’s Board is not interested in a takeover?
“The Supervisory Board of AkzoNobel cannot make this decision alone. Shareholders also have a say in this. They see that we have made a very extensive proposal with a price of EUR 90 per share, which was declined by Büchner within one day. That is bizarre. It is for good reason that shareholders urge Akzo to speak with us.”

Except for the price offered, which Akzo believes is far too low, the company has strong objections which are shared by Dutch politics. Thousands of jobs would be at stake.
“That is absolute nonsense. There is nothing about this in our proposal. Of course we expect considerable cost-savings, but they can be obtained in large part from raw materials purchasing, stocking and distribution. We have a lot of experience with this. Much more even than AkzoNobel, with 50 takeovers in the past 10 years. At Akzo, they have done only one takeover. We only say: just talk with us.”
Did those earlier takeovers lead to redundancies?
“Unfortunately, every takeover leads to redundancies.”
You expect synergy advantages of $750 million annually when the deal succeeds. Which part of this is the result of redundancies?
“I cannot say. That is speculation as long as you have not negotiated about it.”
How did you come up with the $750 million?
“That amount is based on broad experience from the past.”
Based on those experiences, what should be the number of redundancies Akzo employees should take into account?
“Once more, I am not going into details about this. We are a globally operating company and Akzo is a global company as well. I am surprised that no one speaks about the redundancies in other countries. Let’s speak about the big picture. Together we have 100,000 employees, the impact on each individual location is minimal.”
However, politicians are concerned. What do you think of that?
“Hypocritical, without doubt. AkzoNobel is the company that bought ICI recently, the largest chemical company of England. That was fine. But nobody can buy Akzo? And think of what this position leads to when Akzo wants to make an acquisition abroad.”
Akzo says a deal will lead to considerable competition objections.
“Before they are so certain about this, it would be nice if they would speak with our competition lawyers. Of course there is an overlap, mainly in Western Europe. It could therefore very well be that the Dutch paint division of Akzo or PPG (among others Flexa and Histor) needs to be sold. However, people like these brands, so that will end well.”
According to Büchner, cultural differences are also a problem for a successful merger.
“Absolute nonsense. Culture is about sustainability, educational possibilities, employees. We are not different on this than AkzoNobel.”
What needs to happen for you to give up your ambition to buy Akzo?
“That is not going to happen.”
How much time do you still give Büchner?
“I cannot say. Shareholders are already increasing the pressure. It is dangerous to fully ignore this.”
# # #
This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in, into or from, directly or indirectly, any other jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements
This communication contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (the “SEC”). The forward-looking statements contained in this communication include statements about the proposed acquisition of AkzoNobel N.V. (“AkzoNobel”) by PPG (such proposed acquisition, the “Transaction”) and the expected benefits of the Transaction for PPG, AkzoNobel and their respective shareholders. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: whether an agreement in respect of the Transaction will be negotiated and executed; uncertainties as to whether AkzoNobel will cooperate with PPG regarding the Transaction and whether AkzoNobel’s management or supervisory boards will endorse the Transaction; the effect of the announcement of the Transaction on the ability of PPG and AkzoNobel to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers; the timing of the proposed Transaction; the satisfaction of any conditions to the completion of the Transaction and other risks related to the completion of the Transaction and actions related thereto; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, future credit ratings, future prospects; business and management strategies; the expansion and growth of PPG’s and AkzoNobel’s operations; PPG’s ability to integrate AkzoNobel’s business successfully after the closing of the Transaction and to achieve anticipated synergies and benefits; and the risk that disruptions from the Transaction will harm the combined companies’ business. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.
Additional Information About the Proposed Transaction and Where To Find It
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This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, PPG and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPG common stock with respect to the Transaction. Information about such parties and a description of their interests are set forth in PPG’s 2017 Annual Report. Additional information regarding the interests of such participants will also be included in the materials that PPG would file with the SEC in connection with a Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov or PPG’s website http://investor.ppg.com/.
Trading in AkzoNobel ordinary shares or PPG common stock:
To the extent permissible under applicable law or regulation, PPG and its affiliates or brokers (acting as agents for PPG or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the intended offer, directly or indirectly purchase, or arrange to purchase, ordinary shares in the capital of AkzoNobel that are the subject of the intended offer or common shares in the capital of PPG that will be offered as part of the consideration in relation to the intended offer. To the extent information about such purchases or arrangements to purchase is made public in the Netherlands, such information will be disclosed by means of a press release to inform shareholders of such information, which will be made available on the website of PPG. In addition, financial advisors to PPG may also engage in ordinary course trading activities in securities of AkzoNobel or PPG, which may include purchases or arrangements to purchase such securities.